MANAGEMENT INFORMATION CIRCULAR

(As at December 7, 2011 unless otherwise indicated)

We are mailing this Information Circular in connection with the solicitation of proxies by and on behalf of our management for use at the annual general and special meeting of the shareholders of ALDA Pharmaceuticals Corp. (referred to herein as "ALDA" or the "Company") that is to be held on Friday, January 27, 2012 at 11:00 a.m. (Pacific time) at Suite 200, 475 Howe Street, Vancouver, British  Columbia.  The  solicitation  of  proxies  will  be  primarily  by  mail.  Certain  employees  or directors of ALDA may also solicit proxies by telephone or in person. The cost of solicitation will be borne by ALDA.

This Information Circular is being mailed by the management of ALDA Pharmaceuticals Corp. to everyone who was a shareholder of record of our company on December 7, 2011, which is the date that has been fixed by the directors of ALDA as the record date to determine the shareholders who are entitled to receive notice of the meeting.

Details of the time and place of that meeting are contained in the Notice of Meeting that accompanies this Information Circular.

Under our Articles, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least

5% of the issued shares entitled to be voted at the meeting. If such a quorum is not present in person or by proxy, we will reschedule the meeting.

VOTING

With the exception of the special resolution to be voted upon, all of the matters that will come to a vote at the Meeting are ordinary resolutions, and can be passed by a simple majority ‐ that is, if more than half of the votes that are cast are in favour, then the resolution is approved.   The majority of votes for the Company to pass a special resolution at a meeting of shareholders is three‐quarters (3/4) of the votes cast on the resolution.

WHO CAN VOTE?

If you are a registered shareholder of ALDA as at December 7, 2011, you are entitled to attend at the meeting and cast a vote for each share registered in your name on all resolutions put before the meeting. If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer's authority should be presented at the meeting. If you are a registered shareholder but do not wish to, or cannot, attend the meeting in person you can appoint someone who will attend the meeting and act as your proxyholder to vote in accordance with your instructions (see "Voting by Proxy"). If your shares are registered in the name of a “nominee" (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled "Non‐registered Shareholders" set out below.

It is important that your shares be represented at the meeting regardless of the number of shares you hold. If you will not be attending the meeting in person, we invite you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

VOTING BY PROXY

If you do not come to the meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder. You can either tell that person how you want to vote or you can let him or her decide for you. You can do this by completing a form of proxy.

In order to be valid, you must return the completed form of proxy by 11:00 a.m. (Vancouver time) on Wednesday, January 25, 2012, to our Transfer Agent, Computershare, located at 100 University Avenue, 9th Floor, Toronto, Ontario, MSJ 2Y1, Canada; facsimile: 1‐866‐249‐7775.

What is a proxy?

A form of proxy is a document that authorizes someone to attend the meeting and cast your votes for you. We have enclosed a form of proxy with this Information Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a proxyholder

You can choose any individual to be your proxyholder. It is not necessary for the person whom you choose to be a shareholder. To make such an appointment, simply fill in the person's name in the blank space provided in the enclosed form of proxy. To vote your shares, your proxyholder must attend the meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder. Those persons are directors and/or officers of ALDA.

Instructing your proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the meeting, your proxyholder can vote your shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your shares at the meeting as follows:

•

FOR the election of the proposed nominees as directors;

•

FOR the appointment of Meyers Norris Penny LLP, Chartered Accountants, as the auditor of

ALDA;

•

FOR the special resolution to approve the share consolidation; and

•

FOR  the  resolution  to  give  annual  approval  to  ALDA's  Incentive  Stock  Option  Plan,  as amended.

For more information about these matters, see “The Business of the Meeting”. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting, on amendments or  variations  to  matters  identified  on  the  Notice  of  Meeting.  At  the  time  of  printing  this Information Circular, management of ALDA is not aware of any other matter to be presented for action at the meeting. If, however, other matters do properly come before the  meeting, th e persons named on the enclosed fo rm of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by (a) attending the meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing an written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to our Transfer Agent, Computershare, located at 100 University Avenue, 9th Floor, Toronto, Ontario, MSJ 2Y1, Canada; facsimile: 1‐866‐249‐7775 or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time)  on  the  last  business day  before the  day  of  the  meeting, or  any  adjournment thereof, or delivered to the person presiding at the meeting before it (or any adjournment) commences. If you  revoke your proxy and  do  not replace it  with  another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the meeting in person.

NON‐REGISTERED SHAREHOLDERS

If your shares are not registered in your own name, they will be held in the name of a "nominee", usually a bank, trust company, securities dealer or other financial institution. Your nominee must seek your instructions as to how to vote your shares. Accordingly, unless you have previously informed  your  nominee  that  you  do  not  wish  to  receive  material  relating  to  shareholders' meetings, you will have received this Information Circular from your nominee, together with a form of proxy or voting instruction form. If that is the case, it is most important that you comply strictly with the instructions for mail, telephone or Internet voting that have been given to you by your nominee on the voting instruction form. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your shares are not registered in your own name, ALDA's Transfer Agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote. If you wish to vote in person at the meeting, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee. If you do this, you will be instructing your nominee to appoint you as proxyholder. Please adhere strictly to the signing and returning instructions provided by your nominee. It is not necessary to complete the form in any other respect, since you will be voting at the meeting in person.

The Notice of Meeting and this Information Circular are being sent to both registered and non‐ registered owners of our common shares. If you are a non‐registered owner and we have sent these materials to you directly, your name and address and information about your holdings of common shares of ALDA have been obtained in accordance with applicable securities regulatory requirements from the  nominee holding the  securities on  your behalf.  By  choosing  to  send these mater ials to you directly, ALDA (and not your nominee) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions either by mail, or through telephone or Internet voting, carefully following the instructions specified in the request for voting instructions form, which is included with this Information Circular.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Information Circular from your nominee, together with a form of proxy or voting instruction form. If that is the case, it is most important that  you  comply,   strictly  with the instructions that  have been given to  you  by  your nominee on the voting instruction form. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

ALDA has authorized capital of unlimited common shares. Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on December 7,

2011, the date fixed by our directors as the record date for determining who is entitled to receive notice of and to vote at the meeting.

At the close of business on December 7, 2011, there were 63,996,799 common shares outstanding. To  the  knowledge  of  our  directors  and  officers,  no  persons  or  companies  beneficially  owned, directly or indirectly, or exercised control or direction over 10% or more of our common shares on that date.

THE BUSINESS OF THE MEETING FINANCIAL STATEMENTS

The financial statements of ALDA for the year ended June 30, 2011 will be placed before you at the meeting. ALDA's audited financial statements and Management's Discussion & Analysis for the year ended June 30, 2011 may be accessed through the Internet on the Canadian System for Electronic  Document  Analysis  and  Retrieval  (SEDAR)  at  www.sedar.com  or  copies  may  be obtained without charge upon request to us at ALDA Pharmaceuticals Corp., P.O. Box 47264 RPO Royal City, New Westminster, BC V3L 0A5 or through the Company’s website, www.aldacorp.com.

ELECTION OF DIRECTORS

Directors of ALDA are elected for a term of one year. The term of office of each of the nominees proposed for election as a director will expire at the meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless he or she resigns or otherwise vacates office before that time.

Under our Articles, the number of  directors may be fixed or  changed from time to  time by ordinary resolution but shall not be fewer than three. We currently have six directors and five directors will be proposed for election at the Meeting.  Shareholder approval will be sought to fix the number of directors of the Company at five.

Nominees for Election

The  following  are  the  nominees  proposed  for  election  as  directors  of  ALDA  together  with  the number of common shares  that  are  beneficially owned,  directly  or  indirectly,  or  over  which control or direction is exercised, by each nominee. All of the nominees are currently directors. Each of the nominees has agreed to stand for re‐election and we are not aware of any intention of any of them not to do so. If, however, one or more of them should become unable to stand for re‐ election, it is likely that one or more other persons would be nominated at the meeting for election, and in that event the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name and Jurisdiction of Residence	Principal Occupation or employment and, if not previously elected Director, occupation during the past 5 years	Director since	Number of Shares beneficially owned, controlled or directed (directly/ indirectly) (3)
Terrance G. Owen British Columbia, Canada President, Chief Executive Officer and Director	President & Chief Executive Officer of ALDA.	May 30, 2000	1,638,500 (2)
Peter Chen (1) British Columbia, Canada Secretary, Chief Financial Officer and Director	Chief Financial Officer & Secretary of ALDA.	May 30, 2000	767,858
Linda Allison (1) British Columbia, Canada Director	President of Snowdon & Associates Management Consultants Ltd.	Jun 20, 2003	338,000
Ronald J. Zokol (1) British Columbia, Canada Director	Self‐employed Dental Surgeon.	Nov 6, 2003	305,000
William F. McCoy Illinois, USA Director	Chief Technology Officer, Phigenics, LLC.	Mar 14, 2005	72,500

(1)

Member of the Audit Committee.

(2)

Of these shares, 881,000 are held indirectly in the name of 503213 B.C. Ltd. a private British

Columbia company controlled by Terrance Owen.

(3)          The information as to shares beneficially owned or over which control or direction is exercised has been furnished by each of the nominees or has been extracted from insider reports filed by each of the individuals and publicly available on the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

Cease Trade Orders and Bankruptcy

Except as described below, as at the date of this Circular, no proposed nominee for election as a director of  ALDA  is,  or  has  been,  within  ten  years  before  the  date  of  this  Circular,  a  director  or executive officer of any company (including ALDA) that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than

30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order  or  an  order  that  denied  the  relevant  company  access  to  any  exemption  under securities legislation, for a period or more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On November 4, 2011 the British Columbia Securities Commission issued a Cease Trade Order against ALDA’s insiders for failure by ALDA to file its financial statements and Management’s Discussion and Analysis for the fiscal year ended June 30, 2011.  The cease trade order was revoked on November 15,

2011 by the British Columbia Securities Commission however, ALDA’s shares will remain suspended until the company meets TSX Venture Exchange requirements.

ALDA's  management  recommends  that  shareholders  vote  in  favour  of  the  election  of  the proposed  nominees  as   directors  of   ALDA   for   the   ensuing  year.   Unless  you   give   other instructions, the persons named in the enclosed form of proxy intend to vote FOR the nominees named in this Information Circular.

APPOINTMENT OF THE AUDITOR

During the financial year ending June 30, 2011, Meyers Norris Penny LLP served as ALDA’s auditor. Meyers Norris Penny LLP has acted as ALDA’s auditors since the pervious auditor, HLB Cinnamon Jang Willoughby, restructured by way of a merger to form Meyers Norris Penny LLP during the financial year ending June 30, 2010.

ALDA's management recommends that shareholders vote in favour of the appointment of Meyers Norris Penny LLP, Chartered Accountants, as ALDA's auditor for the ensuing year. Unless you give other instructions, the persons na med in the en closed form of pro x y intend to vote FO R the appoin tment of Mey e rs Nor r i s Penny LLP, Chartered Accountants to act as our auditor until the close of our next annual general meeting.

SPECIAL BUSINESS

Consolidation of Common Shares

On November 4, 2011 the British Columbia Securities Commission (the “BCSC”) issued a Cease Trade Order against the Company  due to the failure by the Company to file its audited financial statements for the year ended June 30, 2011 (the “Financial Statements”).   On November 7,

2011, the TSX Venture Exchange suspended the Company’s shares from trading.  On November

15, 2011 the BCSC rescinded its cease trade order, the Company having filed its Financial Statements.  However,  the  Company’s  shares  remain  suspended  from  trading  on  the  TSX Venture Exchange until the Company can demonstrate that it meets the listing requirements of the  Exchange  and  is  otherwise  in  good  standing.     Accordingly,  management  is  currently assessing the Company’s options with a view to a re‐organization.

In order to accommodate a possible reorganization, the Company may be required to issue securities, or a combination of cash and securities to acquire additional assets, and is therefore proposing to consolidate its outstanding share capital on the basis of up to twenty (20) old common shares of the Company for one (1) new common share of the Company (the “Consolidation”).  The Company believes that the completion of a share consolidation could facilitate future financings, as these would be accomplished through the issuance of common shares of ALDA.

The Company currently has 63,996,799 common shares without par value issued and outstanding.  If  a  share  consolidation  is  effected  on  a  20  (old)  for  1  (new)  share  basis,  the Company will have approximately 3,199,839 shares outstanding.

In accordance with the Company’s Articles and the Business Corporations Act (British Columbia), the Consolidation must be approved by a majority of not less than three‐quarters (3/4) of the votes cast at the Meeting on the resolution approving the Consolidation.

The  Consolidation  will  be  effective  on  the  date  on  which  the  directors  of  the  Company determine to carry out the Consolidation, as approved by the Exchange.

It is anticipated that a letter of transmittal containing instructions with respect to the surrender of share certificates of ALDA’s pre‐Consolidation common shares without par value will be furnished to the shareholders of the Company for use in exchanging their share certificates. Following the return of a properly completed and executed letter of transmittal, together with the   share   certificate  for   the   pre‐Consolidation  common  shares,   the   certificates  for   the appropriate number of post‐Consolidation common shares without par value will be issued.

ALDA's management recommends that shareholders vote in favour of the special resolution to approve  the  Consolidation.    Unless  you  give  other  instructions,  the  persons  named  in  the enclosed form of proxy intend to vote FOR the Consolidation.

The following is the text of the special resolution which will be put forward at the Meeting for approval, confirmation and adoption:

“RESOLVED, as a special resolution that:

1.   The Company’s authorized share structure be altered by consolidating (the “Consolidation”) all of the 63,996,799 fully paid and issued common shares without par value in the capital of the Company (or such other number of fully paid and issued common shares that are outstanding on the effective date of the Consolidation) on the basis of up to twenty (20) old common shares of the Company for one (1) new common share of the Company into approximately 3,199,839  common shares (or such other number of fully paid and issued common shares resulting from the Consolidation).

2.   Any  fractional  shares  of  the  Company  arising  upon  the  Consolidation  be  converted  into whole shares of the Company as follows:

(a)

any fractional shares arising upon the Consolidation comprising less than one‐half of one share will be deemed to have been tendered by the registered owner to the Company by way of gift and for cancellation, and will be returned to the authorized but unissued share structure of the Company; and

(b)

any  fractional  shares  arising  upon  the  Consolidation  comprising  greater  than  or equal to one‐half of one share will be converted into one whole share.

3.   The  directors  of  the  Company,  in  their  sole  and  complete  discretion,  may  act  upon  this special resolution to effect the Consolidation, or if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon this special resolution notwithstanding shareholder approval of the Consolidation.

4.   Should the directors of the Company choose to act upon this special resolution to effect the Consolidation and subject to the deposit of this resolution at the Company’s records office the Company, or its agents, are authorized and directed to electronically file the Notice of Alteration with the Registrar of Companies of British Columbia, if required.

5.   Any  one  director or  officer  of  the  Company is  authorized and  directed on  behalf  of  the Company, to take all necessary steps and proceedings, and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things as may be necessary or desirable to give effect to this special resolution.”

ANNUAL APPROVAL OF STOCK OPTION PLAN

TSX Venture Exchange policy requires that rolling stock option plans which set the number of shares issuable under the plan at a maximum of 10% of the issued and outstanding shares from time  to  time  must  be  approved and ratified by shareholders and submitted to the Exchange for approval on an annual basis.

ALDAs shareholders initially approved its 2003 Stock Option Incentive Plan (the "Option Plan") at its annual general meeting of shareholders held on June 20, 2003, pursuant to which the aggregate number of common shares reserved for issuance under the Option Plan and common shares reserved for issuance under any other share compensation arrangement granted or made available by ALDA from  time  to  time  may  not  exceed  in  aggregate  10%  of  ALDA's  common  shares  issued  and outstanding at the time of grant. The Option Plan has received subsequent annual shareholder approval at shareholder meetings held in each of calendar 2004, 2005, 2006, 2007, 2008, 2009 and

2010.

The aggregate number of common shares reserved for issuance under the Option Plan and common shares reserved for issuance under any other share compensation arrangement granted or made available by ALDA from time to time may not exceed in aggregate 10% of ALDA's common shares issued and outstanding at the time of grant. The term of any options granted under the Option Plan will be fixed by the Board of Directors and may not exceed ten years. The exercise price of options granted under the Option Plan will be determined by the Board of Directors, provided that it is not less than the lowest price permitted by the Exchange.

Any options granted pursuant to the Option Plan will terminate at the end of any specified term of such option, on the first anniversary of the date of death of any optionee, immediately in circumstances of termination of employment with cause, or otherwise as determined by the board of directors of the Company, acting reasonably. The Option Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of ALDA's shares.

The Option Plan is administered by the Board of Directors of ALDA. Following approval of the Option Plan  by  the  shareholders, further shareholder approval will  not  be  required for  option grants made accordance with the Option Plan, except as required by the policies of the Exchange.

ALDA's management recommends that shareholders vote in favour of the resolution to approve the Option Plan. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the annual approval of the Option Plan.

EXECUTIVE COMPENSATION COMPENSATION DISCUSSION AND ANALYSIS

ALDA is principally in the business of developing infection control products for industrial and consumer use. Additional information about ALDA and its operations is available in its audited financial statements and Management's Discussion & Analysis for the year ended June 30, 2011, which  have  been  filed  with  regulators  and  are  available  for  viewing  via  the  Internet  at  the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The following discussion and analysis covers the compensation paid to the individuals who served as Chief Executive Officer and Chief Financial Officer of the Company during the financial year ended June 30, 2011 and each other individual who was an executive officer of the Company at the end of the financial year ended June 30, 2011 and whose total compensation exceeded $150,000 (each such person, a "Named Executive Officer").

Compensation Philosophy and Objectives

The primary goal of ALDA's executive compensation process is to attract and retain the key executives necessary for ALDA's long term success, to encourage executives to further the development of ALDA and its operations, and align interests of executives with other corporate stakeholders such as shareholders. Given the Company's size, resources and business model, the Company primarily uses three elements of compensation for its Named Executive Officers: base salary, annual incentive pay (bonus) and long term equity compensation (options). In establishing the framework for the Company's compensation practices, the Company takes into account the inherent uncertainties of its business and the fact that the success of the Company is influenced by a number of risk factors, many of the most important of which are outside the Company's control.

The Company strongly encourages its executive officers to maintain equity ownership in the Company both through direct shareholdings and derivative holdings such as options. As at December 7, 2011, management and directors owned or exercised control or direction over 3,121,858 common shares,  representing  4.88%  of  the  Company's  issued  and  outstanding  common  shares.  The

Company does not provide any financial assistance to Named Executive Officers to purchase equity in the Company.

Decision Making Process

ALDA's Board is responsible for determining all forms of compensation to be granted to ALDA's Chief   Executive   Officer,   and   for   reviewing   the   Chief   Executive   Officer's   recommendations respecting compensation of ALDA’s other senior executives, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its executive officers, the Board considers: i) recruiting and retaining executives critical to ALDA's success and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company's shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to ALDA's executive officers consists of three components: i) base salary (fees); ii) annual bonus based on actual performance relative to pre‐set annual operation targets; and iii) long‐term incentive in the form of stock options. For details regarding compensation of each Named Executive Officer, refer to "Summary Table" below.

Base Salary

Salaries for executive officers are determined by evaluating the responsibilities of each executive's position, as well as the experience and knowledge of the individual, with a view to  internal  equity  and  the  competitive marketplace. The Board of Directors seeks to set base salary at a level competitive enough to attract highly qualified executive officers while still attempting  to  ensure  that  performance  remains  a  key  factor  in  determining  total compensation of ALDA's management team. In determining the base salaries of the Named Executive  Officers,  an  independent  committee  of  the  Board  of  Directors  (which  excludes  the Named Executive Officers) reviews and considers compensation information from a number of publicly  available  sources  relevant  to  the  biotechnology  and  life  sciences  sector.  For  all employees,  including  Named  Executive  Officers,  salary  adjustments  are  considered  by  the same independent committee of the Board of Directors annually but any adjustments to base salary  are  not  guaranteed  and  any  adjustment  includes  consideration for  individual  performance, internal equity and market conditions.

Annual Bonus

All Named Executive Officers, as well as other employees of ALDA, are eligible to receive a bonus to drive performance and the achievement of corporate goals. The bonus program rewards short term results and performance, all of which are linked to the Company's long term objectives. The award and amount of any bonus are not pre‐determined under any policy and are at the sole discretion of the Board of Directors. A decision to award a bonus is based on th e r esponsibility and accountability of the indivi du al and the role within the organization, performance of the individual, performance of the Company in reaching certain corporate goals for any given year, and a number of other factors both internal and external. In recognition of the early stage of commercialization  of  the  Company,  and  in  order  to  preserve  cash,  no  bonuses  have  been awarded to Named Executive Officers or other ALDA employees to date.

Option‐based A wards

The Sto ck Option Plan is available to all employees, including the Na med Executive Officers and consultants to ALDA. As options have increased value to the holder if the market value of the stock appreciates over time, the objective of the progra m is to tie the interes ts of employees directly to the interes ts of the shareholders. In that regard, the Stock Option Plan is intended to serve as a long term retention and incentive tool. The exercise price, terms, vesting and conditions of any  options  granted are  established by  the  board  of  directors and  subject  to  the  rules  of  the regulatory  authorities  having  jurisdiction  over  the  securities  of  the  Company.  The determination of an award, as well as the amount of the any award, are at the sole discretion of the board of directors. The Board of Directors considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding common shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of incentive stock option compensation. There are  no  performance  or  other  conditions  related  to  the  vesting  of  the  options,  other  than continued employment with the Company. See "Incentive Plan Awards ‐ Outstanding Option‐ Based  Awards"  below, as well as   “Securities Authorized for Issuance Under Equity Compensation Plans”.

EXECUTIVE COMPENSATION

Unless  otherwise  noted  the  following  information  is  for  ALDA’s  last  completed  financial  year

(which ended June 30, 2011).

Summary Compensation Table

For the purposes of this Circular, a Named Executive Officer (“NEOs”) of the Company means each of the following individuals:

(a)         a chief executive officer (“CEO”) of the Company;

(b)         a chief financial officer (“CFO”) of the Company; and

(c)         each of the Company’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year  if  their  individual total  compensation was  more  than

$150,000 for that financial year, including individuals who would be an NEOs under this paragraph but for the fact that he or she was not acting in such capacity at the end of the financial year.

The following table sets forth information concerning all awards outstanding at the end of the most recently completed financial year end, namely June 30, 2011, for the Company’s Named Executive Officer (NEOs").

Non‐Equity Incentive Plan Compensation($)
NEOs Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option‐ Based Awards ($) (4)	Annual Incentive Plans	Long ‐ term Incentive Plans	Pension Value ($)	All Other Compen‐ sation ($)	Total Compen‐ sation ($)
Dr. Terrance G. Owen Chief Executive Officer	2011 2010 2009	180,000(1)(3) 180,000(1) 180,000(1)	Nil Nil Nil	Nil 57,612 40,906	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 13,000 (5) Nil	180,000 250,612 220,906
Peter Chen Chief Financial Officer	2011 2010 2009	144,000(2)(3) 144,000(2) 144,000(2)	Nil Nil Nil	Nil 57,612 40,906	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 13,000 (5) Nil	144,000 214,612 184,906

(1)   Consulting/management fees paid to Dr. Terrance Owen or a company owed/controlled by Dr. Terrance Owen. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below and “Other Information ‐ Management Contracts”.

(2)  Consulting/management fees paid to Peter Chen or companies owed/controlled by Peter Chen. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below and “Other Information ‐ Management Contracts.

(3)   In the fiscal year ended June 30, 2011, a total of $324,000 was booked as an expense with $146,000 unpaid  to  the  executives  of  the  Company  who  are  deferring  their  compensation  until  additional financing is secured.

(4)   No options were issued to the executives in 2011.   In 2009 and 2010, the Company used the Black‐ Scholes pricing model under the following assumptions: (i) risk free interest rate of 2.42%; (ii) expected divided yield of 0%; (iii) average expected volatility of 121.47%; and (iv) an expected term of five years. In 2009, the Company used the Black‐Scholes pricing model under the following assumptions: (i) risk free interest rate of 1.20%‐2.22%; (ii) expected divided yield of 0%; (iii) average expected volatility of

116.8%‐119.9%; and (iv) an expected term of two years. The Black Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

(5)   Discretionary bonus paid to Dr. Owen and Peter Chen or companies owed/controlled by Dr. Owen and

Peter Chen.

The  management  functions  associated  with  the  offices  of  Chief  Executive  Officer  and  Chief Financial Officer of ALDA are carried out pursuant to consulting agreements with Named Executive Officers or companies owned and controlled by Named Executive Officers.

ALDA has retained 503213 BC Ltd., a company controlled by Dr. Terrance Owen, for the purposes of directing the technical aspects of research and development, product testing, domestic and international  product  registrations  and  intellectual  property  protection,  negotiating  and establishing international marketing agreements, assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities, directing  ALDA's  legal  and  accounting  professionals,  advising  officers  and  directors  of  ALDA matters and ensuring that the regulatory requirements of ALDA are fulfilled. ALDA has agreed to pay 503213 BC Ltd. a fee of $15,000 per month, plus HST, in consideration of services rendered. The agreement can be terminated by 503213 BC Ltd. upon 30 days’ notice, by ALDA without notice in specified circumstances or with notice for any reason upon ALDA paying 503213 BC Ltd. the equivalent of 12 months' fees for service.

ALDA has further retained 612480 BC Ltd., a company controlled by Peter Chen, for the purposes advising on the financial aspects of research and development, product testing, domestic and international  product  registrations  and  intellectual  property  protection,  negotiating  and establishing international marketing agreements, assisting with domestic and international sales and marketing strategies, marketing materials, internet marketing and investor relations activities, directing ALDA's legal and accounting professionals, advising officers and directors of company matters and ensuring that the regulatory requirements of ALDA are fulfilled. ALDA has agreed to pay 612480 BC Ltd. a fee of $12,000 per month, plus HST, in consideration of services rendered. The agreement can be terminated by 612480 BC Ltd. upon 30 days’ notice, by ALDA without notice in specified circumstances or with notice for any reason upon ALDA paying 612480 BC Ltd. the equivalent of 12 months' fees for service.

Outstanding Share‐Based Awards and Option‐Based Awards

The following table sets out, for the NEOs, all outstanding incentive stock options to purchase Shares (option‐based awards) held as of June 30, 2011, including awards granted to the NEOs in prior years:

	Option‐Based Awards				Share‐Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised ‘in‐the‐ money’ options ($) (1)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share‐ based awards that have not vested ($)
Dr. Terrance G. Owen Chief Executive Officer	100,000 250,000 125,000	0.20 0.25 0.55	Oct. 31, 2013 June 4, 2014 Oct. 15, 2014	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Peter Chen Chief Financial Officer	100,000 250,000 125,000	0.20 0.25 0.55	Oct. 31, 2013 June 4, 2014 Oct. 15, 2014	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)             The closing  price  of  the Company’s Shares on the TSX Venture Exchange on June 30, 2011 was

$0.045, therefore no value has been given to unexercised options that were out‐of‐the‐money on

June 30, 2011.

Incentive Plan Awards ‐ Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by the NEOs.  No share‐based awards other than incentive stock options have been granted to the Named Executive Officers by ALDA:

Name	Option‐based awards ‐ Value vested during the year ($) (1)	Share‐based awards ‐ Value vested during the year ($)	Non‐equity incentive plan compensation ‐ Value earned during the year ($)
Dr. Terrance G. Owen Chief Executive Officer	151,250	N/A	N/A
Peter Chen Chief Financial Officer	151,250	N/A	N/A

PENSION PLAN BENEFITS

ALDA  does  not  provide  any  form  of  pension  plan  or  other  retirement  benefit  to  the  Named

Executive Officers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

ALDA's agreement with 503213 BC Ltd., a company controlled by Dr. Terrance Owen provides that the agreement can be terminated by 503213 BC Ltd. upon 30 days’ notice, by ALDA without notice in specified circumstances or with notice for any reason upon ALDA paying 503213 BC Ltd. the equivalent of 12 months' fees for service. ALDA's agreement with 612480 BC Ltd., a company controlled by Peter Chen, provides that the agreement can be terminated by 612480 BC Ltd. upon

30 days’ notice, by ALDA without notice in specified circumstances or with notice for any reason upon ALDA paying 612480 BC Ltd. the equivalent of 12 months' fees for service.

DIRECTOR COMPENSATION

Director Compensation Table

The following disclosure of director compensation for ALDA's most recently completed financial year ending on June 30, 2011 excludes compensation of Dr. Terrance G. Owen and Peter Chen, in their capacities as President and Chief Executive Officer and Chief Financial Officer, respectively, of ALDA. Compensation for the NEOs is disclosed above at “Executive Compensation ‐ Summary Compensation Table”; they receive no additional compensation for serving as a director of ALDA.

Name	Fees earned ($)	Share‐ based Awards ($)	Option‐ based Awards ($) (1)	Non‐Equity Incentive Plan Compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Linda Allison	Nil	N/A	46,703	N/A	N/A	N/A	Nil
Ronald Zokol	Nil	N/A	46,703	N/A	N/A	N/A	Nil
Eugene Hodgson	Nil	N/A	46,703	N/A	N/A	N/A	Nil
William McCoy	Nil	N/A	46,703	N/A	N/A	N/A	Nil

(1)   No options were issued to the directors in 2011.  For incentive stock options granted to the directors In

2009 and 2010, the Company used the Black‐Scholes pricing model under the following assumptions: (i)

risk free interest rate of 2.42%; (ii) expected divided yield of 0%; (iii) average expected volatility of

121.47%; and (iv) an expected term of five years.  In 2009, the Company used the Black‐Scholes pricing model under the following assumptions: (i) risk free interest rate of 1.20%‐2.22%; (ii) expected divided yield of 0%; (iii) average expected volatility of 116.8%‐119.9%; and (iv) an expected term of two years. The Black Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Directors are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as directors. ALDA may, from time to time, grant options to purchase common shares to the directors.

Outstanding Option‐Based Awards

The following table sets out option‐based awards granted to the directors of ALDA during the most recently completed financial year, and in prior years, and that were outstanding as at the fiscal year ended June 30, 2011. No share‐based awards other than incentive stock options have been granted to the directors and ALDA does not provide any non‐equity incentive plan compensation to its directors.

	Option‐based Awards				Share‐based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised in‐the‐money options ($) (1)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share‐based awards that have not vested ($)
Linda Allison	50,000 150,000 50,000	0.20 0.25 0.55	Oct. 31, 2013 June 4, 2014 Oct. 15, 2014	Nil Nil Nil	N/A	N/A
Ronald Zokol	50,000 150,000 50,000	0.20 0.25 0.55	Oct. 31, 2013 June 4, 2014 Oct. 15, 2014	Nil Nil Nil	N/A	N/A
Eugene Hodgson	50,000 150,000 50,000	0.20 0.25 0.55	Oct. 31, 2013 June 4, 2014 Oct. 15, 2014	Nil Nil Nil	N/A	N/A
William McCoy	50,000 150,000 50,000	0.20 0.25 0.55	Oct. 31, 2013 June 4, 2014 Oct. 15, 2014	Nil Nil Nil	N/A	N/A

(1)

The closing price of the Company’s Shares on the TSX Ventures Exchange on June 30, 2011 was

$0.045. No value has been given to unexercised options that were out‐of‐the‐money on June 30,

2011.

Incentive Plan Awards ‐ Value Vested or Earned During the Year

The following table sets out the value of incentive stock options vested or earned by the non‐

executive directors of ALDA during the financial year ended June 30, 2011.

Name	Option‐based awards ‐ Value vested during the year ($) (1)	Share ‐based awards ‐ Value vested during the year ($)	Non‐equity incentive plan compensation ‐ Value earned during the year ($)
Linda Allison	75,000	N/A	N/A
Ronald Zokol	75,000	N/A	N/A
Eugene Hodgson	75,000	N/A	N/A
William McCoy	75,000	N/A	N/A

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted‐average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,880,000	$0.32	3,519,679
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	2,880,000	$0.32	3,519,679

The Company does not provide any financial assistance to optionees in order to facilitate the purchase  of  common  shares  under  the  Plan.     As  at  June  30,  2011,  there  were  3,519,679 outstanding under the Plan. There are no stock appreciation rights outstanding and it is currently intended that none be issued.

AUDIT COMMITTEE CHARTER

The Charter of the Company's Audit Committee is attached to this Circular as Appendix A.

AUDIT COMMITTEE MEMBERS

Linda Allison, Ron Zokol and Peter Chen are members of the Company's Audit Committee. Linda Allison and Ron Zokol are considered ”independent" and all three members are considered “financially literate", as those terms are defined in applicable securities legislation.

RELEVANT EDUCATION AND EXPERIENCE

Dr.  Allison  received a  BSc  (Honours) from  Simon  Fraser  University, Vancouver, BC,  Canada  in

1969, a MSc from the University of London, UK and a Diploma of Imperial College (DIC) from the Imperial College of Science and Technology, London, UK in 1972. She received her PhD from Simon Fraser University in 1978 based on research in the areas of neurophysiology, molecular biology and biophysics. From 1980 to 1995, she was President of Groberman Computer Engineering Ltd., a   computer   technology   company   developing   custom   systems   for   scientific   and   industrial applications. In 1985, she founded Snowdon & Associates Management Consultants Ltd., a management consulting company that provides professional services to medical device, biotechnology,  pharmaceutical,  and  high  technology  companies.  From  1992  to  1998,  Dr.  Allison worked in the corporate finance departments of  two investment banking and brokerage firms, during which time she assisted the financing of biomedical and high technology companies in both  North  America  and  Europe.  From  1998  to  2001,  she  was  President  &  CEO  of  Ondine Biopharma Corp., a biomedical company developing photo‐activated drugs. From 2000 to 2001, she was the President & CEO of Genesis Bioventures Inc., a biomedical holding company that invested in companies developing novel diagnostics and therapeutics in the areas of cancer and neurological disorders. From 2003 to 2005, she served as President & CEO and a Director of MDX Medical Inc., a biomedical company developing medical imaging technologies for the improved diagnosis and treatment of cancer. From 2006 to present, she has been on the ForeFront Committee of the Alberta Heritage Foundation for Medical Research. She has also been a director of public companies other than ALDA.

Dr. Zokol was a Director of ALDA Pharmaceuticals Inc., the assets of which were acquired in November,

2003 as a Qualifying Transaction by the Company which had been created as a Capital Pool Company.

Dr. Ron Zokol graduated from the University of British Columbia, Faculty of Dentistry in 1974 and started his first 20 years of practice in partnership with his father, a certified specialist in prosthodontics. In

1983, Dr. Zokol started his career in implant dentistry and graduated from the Misch Implant Institute in

1993. In 1996, Dr. Zokol founded the Pacific Institute for Implant Dentistry where he continues today as director. In 1997, Dr. Zokol accepted a further surgical teaching position with the Canadian Implant Institute in Montmagny, Quebec. Dr. Zokol has held a number of prominent professional positions including the presidency for the Vancouver & District Dental Society; Chair, General Examination Committee for the College of Dental Surgeons of British Columbia; Chief Examiner for the College of Dental Surgeons of British Columbia; and Clinical Lecturer for the University of British Columbia, Faculty of Dentistry, Department of Prosthodontics.

Peter Chen obtained a diploma in Accounting from Douglas College in 1993. From November 2000 to October 2003, Mr. Chen was the Chief Financial Officer of Prospect Point Exploration & Management  Services  Ltd.,  a  private  company  that  provides  mineral  exploration  consulting services.  He  was  the  President of  Canadian Mineral  Exploration Managing  Consultants Inc.,  a private company that provides mineral exploration services to publicly listed companies that have projects in Africa and South East Asia, from January 1997 to January 2000 and Chief Financial Officer from February 1994 to January 2000.

EXTERNAL AUDITOR SERVICE FEES

The following table sets out the aggregate fees billed by Meyers Norris Penny LLP, Chartered

Accountants, our external auditor, in each of the last two fiscal years.

Nature of Services	Fees Paid to Auditor in Fiscal Year ended June 30, 2011	Fees Paid to Auditor in Fiscal Year ended June 30, 2010
Audit Fees (1)	$23,000	$27,000
Audit‐Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	$4,000
Total	$23,000	$31,000

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit‐Related Fees" include fees for services that are traditionally performed by the auditor. These audit‐ related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)       "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit‐Related Fees".

This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)       "All Other Fees" include all other non‐audit services.

RELIANCE ON EXEMPTION

As ALDA is a "Venture Issuer" pursuant to relevant securities legislation, ALDA is relying on the exemption in Section 6.1 of Multilateral Instrument 52‐110‐Audit Committees ("MI “52‐110") from the reporting requirements of Part 3 and Part 5 of MI 52‐110.

CORPORATE GOVERNANCE BOARD OF DIRECTORS

ALDA's  Board  of  Directors  facilitates  its  exercise  of  independent  supervision  over management by ensuring that the Board is composed of a majority of independent directors. The Board, at present, is composed of five directors, all but two of which (Messrs. Owen and Chen are also senior officers), are co nsidered to be independent. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management.

The Board is specifically responsible for approving long‐term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required  for  all  material  contracts,  business  transactions  and  all  debt  and  equity  financing proposals. The independent directors on the Board are also responsible for approving senior executive compensation and retirement plans (see Compensation below).

The  Board  delegates  to  management, through  the  offices  of  President  and  Chief  Executive Officer,   responsibility   for   meeting   defined   corporate   objectives,   implementing   approved strategic  and  operating  plans,  carrying  on  the  Company's  business  in  the  ordinary  course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying  with  applicable  regulatory  requirements.  The  Board  also  looks  to  management to furnish recommendations respecting corporate objectives, long‐term strategic plans and annual operating plans.

Given the relatively static composition of the Board of Directors and the Company's management over the last several years, the Board has not appointed a corporate governance committee and these functions are currently performed by the Board as a whole.

DIRECTORSHIPS

Certain  of  ALDA's  directors  are  also  directors  of  other  reporting  issuers  (or  equivalent)  in  a jurisdiction or a foreign jurisdiction as follows:

Name                                                    Directorships with other reporting issuers

Terrance Owen                                   Bi‐Optic Ventures Inc.

Fortunate Sun Mining Company Ltd. Peter Chen

Fortunate Sun Mining Company Ltd.

ORIENTATION AND CONTINUING EDUCATION

Given   the   relatively   small   and   static   composition   of   the   Board   of   Directors   since   its incorporation, the Company has not yet developed an official orientation or training program for new directors. New directors will have the opportunity to become familiar with ALDA by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

ETHICAL BUSINESS CONDUCT

The Board monitors the ethical conduct of ALDA and its management and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

NOMINATION OF DIRECTORS

ALDA's Board considers its size each year when it considers the number of directors to recommend to the Company's shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain diversity of view and experience. Given the relatively static composition of the Board of Directors over the last several years, the Board has not appointed a nominating committee and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

COMPENSATION

ALDA's Board is responsible for determining all forms of compensation to be granted to ALDA's Chief   Executive   Officer,   and   for   reviewing   the   Chief   Executive   Officer's   recommendations respecting compensation of ALDA's other senior executives, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its executive officers, the Board considers: i) recruiting and retaining executives critical to ALDA's success and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company's shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to ALDA's executive officers consists of three components: i) base salary; ii) annual bonus based on actual performance relative to pre‐set annual operation targets; and iii) long‐term incentive in the form of stock options.

The Company's directors are not currently paid a fee for their services as directors (see Part 4 ‐ Executive

Compensation ‐ Compensation of Directors).

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors of ALDA has appointed an Audit Committee which is comprised of Linda Allison, Ron Zokol and Peter Chen. The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company's assets; reliability of information; and compliance with policies and laws. For further information regarding the man date of the Audit Committee, its specific authority, dutie s and responsibilities, as well as a copy of the Audit Committee Charter, see –“Audit Committee Charter”.

Assessments

The Board does not formally review the contributions of individual directors, however believes that its current size facilitates informal discussion and evaluation of members' contributions within that framework.

OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the its most recently completed financial year ended June 30 2010 and as at the date of this Circular, no director, executive officer or employee or former director, executive officer or employee of ALDA, nor any nominee for election as a director of ALDA, nor any associate of any such person, was indebted to ALDA for other than "routine indebtedness" as that term is defined by applicable securities law; nor was any indebtedness to another entity the subject of a  guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by ALDA.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the most recently completed financial year, we paid or accrued $193,000 to 503213 BC Ltd., a company owned or controlled by Terrance Owen, a current director and proposed nominee for election as a director of ALDA for management consulting fees, $157,000 to 612480 BC Ltd., a company owned or controlled by Peter Chen, a current director and proposed nominee for election as a director of ALDA for financial consulting fees. Except as set out above, no proposed nominee for election as a director, and no director or officer of ALDA who has served in such capacity since the beginning of the last financial year of ALDA, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of ALDA's outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with ALDA or in any proposed transaction since the beginning of the last completed financial year that has materially affected ALDA, or is likely to do so.

Furthermore, certain directors and officers are also directors, officers or shareholders of other companies  that  are  similarly  engaged  in  the  medical  technology  business  or  of  acquiring,

developing and exploiting natural resource properties and, although such associations may give rise to conflicts of interest from time to time, such directors and officers are required by law to act honestly and in good faith with a view to the best interests of ALDA and to disclose any interest which they may have in any property or opportunity of ALDA.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of ALDA, no proposed nominee for election as a director of ALDA, none of the persons who have been directors or executive officers of ALDA since the commencement of ALDA's last completed financial year, none of the other insiders of ALDA and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors, approval of share consolidation, and annual approval of the Option Plan.

MANAGEMENT CONTRACTS

Except as set out under –“ Executive Compensation”, management functions of ALDA are performed by our directors and senior officers and we have no management agreements or arrangements under which such  management functions are performed by  persons other than the  directors and senior officers of ALDA.

OTHER MATTERS

Management of ALDA is not aware of any other matters to come before the meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

You  may  obtain  ad diti onal  fin a nc ial  information about  ALDA  in  ou r  fin a ncial  statement s and Management's Discussion and Analysis for the year ended June 30, 2011, copies of which may be obtained without charge upon request to us at ALDA Pharmaceuticals Corp., P.O. Box 47264 RPO Royal City New Westminster, BC V3L 0A5 or through the Company’s website, www.aldacorp.com. You may  also  access  our  disclosure  documents  through  the  Internet  on  the  Canadian  System  for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

APPENDIX  A

ALDA PHARMACEUTICALS CORP.

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1.

Mandate

1.1.

The  mandate  of  the  Audit  Committee  es tablished  pursuant  to  this  charter  is  to oversee the Company's accounting and financial reporting processes and audits of the Company's financial statements, and report thereon to the Board of Directors. Within this mandate, the Audit Committee's role is to:

(a)

support the Board of Directors in meeting its responsibilities to shareholders; (b)

enhance the independence of the external auditor;

(c)

facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board of Directors;

(d)

increase the credibility and objectivity of the Company's financial reports and public disclosure.

1.2.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

2.

Membership

2.1.

Each member of the Audit Committee must be a director of the Company.

2.2.

The Audit C ommittee will consist of at least three members , the majority of whom are considered "independent" as that term is defined in Multilateral Instrument 52‐110.

2.3.

The members of the Audit Committee will be appointed annually by and will serve at the discretion of the Board of Directors.

3.

Authority

3.1.

In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)

engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities; and

(b)

communicate directly with management and any internal auditor and with the external auditor.

(c)

approve interim financial statements and interim MD&A on behalf of the Board of

Directors.

4.

Duties and Responsibilities

4.1.

The duties and responsibilities of the Audit Committee include:

(a)

recommending to the Board of Directors the external auditor to be nominated by the Board of Directors;

(b)

recommending to the Board of Directors the compensation of the external auditor;

(c)         reviewing  the  external  auditor's  audit  plan,  fee  schedule  and  any  related  services proposals:

(d)

overseeing the work of the external auditor;

(e)

reviewing the external auditor's report, audit results and financial statements prior to approval by the Board of Directors;

(f)

reporting  on  and  recommending  to  the  Board  of  Directors  the  annual  financial statements and the external auditor's report on those financial statements, prior to Board approval and dissemination of financial statements to shareholders and the public;

(g)

reviewing  financial  statements,  MD&A  and  annual  and  interim  earnings  press releases prior to public disclosure of this information;

(h)

ensuring ad equate pro cedur es are in place for review of all public disclosure of financial information by the Company, prior to is dissemination to the public;

(i)

overseeing the adequacy of the Company's system of internal accounting controls and obtaining from the external auditor summaries and recommendations for improvement of such internal accounting controls;

(i)

overseeing the effectiveness of the internal audit function;

(k)

resolving disputes between management and the external auditor regarding financial reporting;

(l)

establishing procedures to deal with complaints and concerns, from employees and others, regarding questionable accounting or auditing practises;

(m)

reviewing and approving the Company's hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(n)

pre‐approving  all  non‐audit  services  to  be  provided  to  the  Company  or  any subsidiaries by the Company's external auditor; and

(o)         overseeing  compliance  with  regulatory  authority  requirements  for  disclosure  of external auditor services and Audit Committee activities.

4.2.

In  addition to  the  above responsibilities, the  Audit  Committee will  undertake such  other duties as the Board of Directors delegates to it.

4.3.

The Audit Committee will report, at least annually, to the Board regarding the Committee's examinations and recommendations.

5.

Meetings

5.1.       The quorum for a meeting of the Audit Committee is a majority of the members of the Committee  who  are  not  officers  or  employees  of  the  Company  or  of  an  affiliate  of  the Company.

5.2.       The members of the Audit Committee must elect a chair from among their number and may determine their own procedures.

5.3.       The  Audit  Committee will  meet  at  least  twice  each  year.  The  Audit  Committee may establish its own schedule that it will provide to the Board of Directors in advance.

5.4.       The Audit Committee will meet separately with the President and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company.

5.5.       The Audit Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor's examination and report.

5.6.

The chair of the Audit Committee must convene a meeting of the Audit Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board of Directors or the shareholders.

6.

Reports

6.1.

The Audit Committee will reco r d its rec o mm endations to the Bo ard in written form which wi ll be incorporated as a part of the minutes of the Board of Directors' meeting at which those recommendations are presented.

7.

Minutes

7.1.

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.